Gordon Feinblatt LLC

Attorneys at Law

233 East Redwood Street Baltimore, Maryland 21202-3332 410-576-4000 www.gfrlaw.com

May 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmers and Merchants Bancshares, Inc.
Registration Statement on Form S-1/A

Dear Sir or Madam:

On behalf of Farmers and Merchants Bancshares, Inc. (the “Company”), we hereby transmit for filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 in respect of its Dividend Reinvestment Plan.

Should you have any questions, please contact the undersigned at (410) 576-4280.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin

Attachment